Item 77C. Submission of matters to a vote of security holders

A Special Meeting of Shareholders was held on May 9,
2016 in Los Angeles, California. The voting result for the proposal considered at the Special Meeting of Shareholders is as follows:

Election of Directors. The shareholders of the Fund elected J. Richard Atwood, Mark L. Lipson, Alfred E.
Osborne, Jr., A. Robert Pisano, Patrick B. Purcell and
Allan M. Rudnick to serve on the Board of Directors.

FPA U.S. Value
Fund, Inc.
Total Shares
Voted For:
Total Shares
Withheld:
J. Richard Atwood
13,567,246
279,563
Mark L. Lipson
13,497,828
348,981
Alfred E. Osborne,
Jr.
13,465,671
381,138
A. Robert Pisano
13,521,959
324,850
Patrick B. Purcell
13,523,470
323,339
Allan M. Rudnick
13,465,669
381,140